Exhibit (d)(2)

CONFIDENTIAL DISCLOSURE AGREEMENT

This Confidential Disclosure Agreement (this “Agreement”), effective as of August 1, 2016 (the “Effective Date”), by and between Tobira Therapeutics, Inc., a Delaware corporation, with its principal place of business at 701 Gateway Boulevard, Suite 300, South San Francisco, CA, 94080 (“Discloser”), and Allergan, Inc., a Delaware corporation and wholly owned subsidiary of Allergan plc, with its principal place of business at Morris Corporate Center III, 400 Interpace Parkway, Parsippany, NJ 07054 (“Recipient”), shall govern conditions of disclosure by Discloser to Recipient of certain confidential information relating to Discloser’s proprietary therapeutic programs for the purpose of allowing Discloser and Recipient (together, the “Parties” and each individually, a “Party”) to evaluate a potential business collaboration or transaction involving the Parties or their respective corporate affiliates (the “Evaluation”).

In consideration of the Evaluation, the mutual covenants and undertakings contained herein, and in order to assure the confidential status of certain information which may be disclosed, the Parties, intending to be legally bound, hereby agree as follows:

1.	“Confidential Information” means any proprietary or confidential information (including without limitation, trade secrets, know-how, inventions, technical data or specifications, testing methods, business or financial information, research and development activities, product and marketing plans, customer and supplier information and similar information of third parties), that is disclosed in any format by Discloser or its Representatives (as defined below) to Recipient or its Representatives and which is identified as confidential at the time of disclosure or which, under the circumstances of disclosure, is reasonably apparent to be confidential. Confidential Information shall also be deemed to include those portions of any notes, analyses, compilations, studies, interpretations, memoranda or other documents (regardless of the form thereof) prepared by Recipient or its Representatives (as defined below) to the extent such contain, reflect or are based upon, in whole or in part, any information furnished to Recipient or its Representatives pursuant hereto.

2.	Confidential Information shall not include, which Recipient can demonstrate by competent evidence:

(a)	at the time of disclosure hereunder is in the public domain;

(b)	becomes part of the public domain after disclosure hereunder, without breach of this Agreement by Recipient or its Representatives;

(c)	was rightfully in the possession of Recipient or its Representatives at the time of disclosure by the Discloser without any obligation of confidentiality;

(d)	was received by Recipient or its Representatives from a third party not subject to an obligation of confidentiality to Discloser with respect to such information to the knowledge of Recipient or its Representatives respectively; or

(e)	was independently developed by Recipient or its Representatives without use of or reference to any Confidential Information.

3.	Recipient agrees to hold the Confidential Information in confidence, and to not disclose any Confidential Information to any third party or use any Confidential Information for any purpose (including for its own benefit) other than the Evaluation. Recipient may disclose the Confidential Information to its corporate affiliates and those of its and its corporate affiliates’ directors, officers, employees, agents, consultants and advisors (together with its corporate affiliates, collectively, the “Representatives”) who have a need to know such information because they are involved in the Evaluation conducted by Recipient, provided that Recipient requires each such Representative to hold in confidence all Confidential Information and to use it only for purposes of assisting Recipient in the Evaluation in accordance with the terms of this Agreement. Recipient will be responsible and liable for any breaches by any of its Representatives of their confidentiality obligations with regard to the Confidential Information.

4.	Recipient may disclose Confidential Information, and either Party may disclose Transaction Information (as defined below), to the extent disclosure of such Confidential Information or Transaction Information (as the case may be) is necessary in order to comply with applicable law or governmental regulation or the requirements of an order of a court or governmental or regulatory authority; provided that the disclosing Party gives the non-disclosing Party (to the extent permitted by applicable law) prompt written notice of the disclosing Party’s intention to disclose such Confidential Information or Transaction Information (as the case may be) so that the non-disclosing Party may seek a protective order or other appropriate remedy.

5.	Except for Recipient’s right to use the Confidential Information solely for the Evaluation as provided herein, no rights or licenses of any nature are implied or granted under this Agreement. All right and title to the Confidential Information shall remain with Discloser.

6.	Upon request of Discloser at any time, Recipient agrees to promptly return or (at Recipient’s discretion) destroy all copies of Confidential Information then in its or its Representatives’ possession, save for one copy of the Confidential Information, which Recipient may retain for recordkeeping purposes. Any such information so retained shall remain subject to the obligations of non-disclosure and restrictions on use set forth in this Agreement for so long as it remains in Recipient’s possession, notwithstanding any earlier expiration of the Term.

7.	This Agreement shall continue in full force and effect for a period of five (5) years from the Effective Date (“Term”). For clarity, the Parties’ obligations under this Agreement will remain in effect throughout the Term notwithstanding any earlier termination of the Evaluation or the Parties’ discussions pursuant to the last sentence of Section 10.

8.	Each Party acknowledges that monetary damages calculated at law may not be an adequate remedy for the non-breaching Party in the event of any actual or alleged breach of this Agreement by the other Party, and that the non-breaching Party shall be entitled to seek injunctive relief or other more appropriate equitable relief (in addition to any other remedy it may have under this Agreement or otherwise at law or in equity) in the event of any breach of this Agreement by the other Party.

9.	This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its conflicts of law rules and principles. The state or federal courts having jurisdiction over the City of New York shall have exclusive jurisdiction over all matters pertaining to this Agreement.

10.	This Agreement does not create a joint venture, partnership, or employee-employer relationship between the Parties, nor an obligation to buy or sell products or services, to enter into any other business relationship, or for Discloser to deliver any Confidential Information or any other information to Recipient or its Representatives. Each Party may terminate the Evaluation and the Parties’ discussions relating thereto at any time and for any reason upon the issuance of written notice to the other Party.

11.	Each Party shall keep confidential, and shall not disclose to any third party (other than to its Representatives in accordance herewith or in accordance with Section 4), the fact that Confidential Information has been disclosed by Discloser to Recipient in connection with the Evaluation, the existence of the Parties’ discussions relating to the Evaluation and the content of such discussions (collectively, “Transaction Information”).

12.	Failure of either Party to enforce any right resulting from breach of any provision of this Agreement by the other Party shall not be deemed a waiver of any right relating to a subsequent breach of such provision or of any other provisions hereunder. This Agreement may not be modified or amended except in writing signed by both Parties. This Agreement supersedes all previous agreements and understandings between the Parties with respect to the Confidential Information and the Evaluation and constitutes the entire agreement between the Parties with respect to the subject matter hereof.

13.	The Parties acknowledge that this Agreement is a product of negotiations and that no inference should be drawn regarding the drafting of this Agreement.

14.	If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future state or federal laws or rules and regulations promulgated thereunder effective during the Term, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and the remaining provisions hereof shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance herefrom. The Parties agree to negotiate in good faith a substitute for any provision or term held to be unenforceable and to be bound by the mutually agreed substitute provision.

15.	This Agreement may not be assigned, by operation of law or otherwise, by either Party without the prior written consent of the other Party. This Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the Parties.

16.	This Agreement may be signed in counterparts, each of which shall be deemed an original, and both of which taken together shall constitute one and the same document. This Agreement may also be signed via facsimile or PDF (Portable Document Format) transmission, and signatures obtained in this manner shall be considered original.

17.	Discloser represents and warrants to Recipient that it is the owner or licensee of the Confidential Information and has the right to disclose the Confidential Information to Recipient without violating the terms of any agreement with, or any other obligation to, any third party. Other than the foregoing sentence, Recipient acknowledges that the Confidential Information is provided on an AS IS basis, without any warranties of any kind, including, without limitation, any representation or warranty as to completeness, accuracy, safety or fitness for a particular purpose.

18.	Recipient agrees that, for a period of one (1) year from the Effective Date of this Agreement, neither it nor any of its corporate affiliates will solicit for employment or hire any executive officer of Discloser or any of its subsidiaries with whom Recipient has had substantial contact during your investigation of Discloser and its business; provided, however, that the foregoing provision will not prevent Recipient or its corporate affiliates from (a) conducting broad recruitment efforts not specifically directed at Discloser or its employees and hiring any such individuals that respond to such broad recruitment efforts, or (b) employing any person, including third party recruiters, who contacts Recipient or any of its corporate affiliates on his or her own initiative without any direct or indirect solicitation by or encouragement from Recipient or any of its corporate affiliates (or who contacts Recipient or any of its corporate affiliates in response solely to the recruitment efforts specified in clause (a)).

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto, acting through their respective duly authorized representatives, have executed this Agreement as of the Effective Date.

TOBIRA THERAPEUTICS, INC.

By:	/s/ Christopher Peetz
	Name:	Christopher Peetz
	Title:	Chief Financial Officer

ALLERGAN, INC.

By:	/s/ Donald E Frail, PhD
	Name:	Donald E Frail, PhD
	Title:	Sr. Vice President Research and External Science & Innovation